20100016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 26, 2010

Adam Kanzer
Managing Director & General Counsel
Domini Social Investments LLC
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: JPMorgan Chase & Co.
Incoming letter dated March 11, 2010

Dear Mr. Kanzer:

This is in response to your letter dated March 11, 2010 concerning the shareholder proposal submitted to JPMorgan Chase by the Domini Social Equity Fund. On March 5, 2010, we issued our response expressing our informal view that JPMorgan Chase could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

From: Adam Kanzer [akanzer@domini.com]

Sent: Thursday, March 11, 2010 12:27 PM

To: shareholderproposals

Subject: JPMorgan Chase Request to Omit Domini Proposal

Ladies and Gentlemen:

I am writing in response to an email dated March 2, 2010 from Martin Dunn, writing on behalf of JPMorgan Chase with respect to the above-referenced no-action request.

Mr. Dunn is arguing for an overly broad reading of Staff's recent decision in AT&T Inc. (February 16, 2010). AT&T challenged only the portion of the proposal relating to grassroots lobbying.

In our letter of March 1, we proposed a simple modification to the Proposal to eliminate the statutory references, should Staff agree with the Company's argument that such references would tend to confuse shareholders. I believe that the revisions we have proposed are entirely consistent with Staff Legal Bulletin 14 (SLB 14) and 14B (SLB 14B), which reaffirmed Staff's "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." SLB 14 also expresses a desire that proponents and companies seek to work these differences out between themselves without involving staff. In this case, the Company is unwilling to consider our offer to make the minimal modifications it would require to remove the Proposal's statutory references.

SLB 14B, you will recall, addressed company efforts to exclude entire proposals based on line-by-line objections based on 14a-8(i)(3). The Bulletin reminded issuers of Rule 14a-8(I)(2), which states that "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." SLB 14B then stated that "current practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8."

We believe that JPMorgan Chase's challenge falls into this category. This proposal (with the exception of the grassroots lobbying portion, which has not yet gone to a vote) has been filed hundreds of times over the past six years, and last year garnered an average of 32.42% support, including support from the major proxy advisory services. The proposal has gained significant support from shareholders of Citigroup and Goldman Sachs (30.4% and 27.7%, respectively). There is no question that the proposal is clear in its meaning and intent. We encourage Staff to consider this strong empirical evidence that clearly demonstrates that the Company's argument is without merit. In reality, the Proposal is not materially false or misleading and its terms have not confused shareholders. The Company's argument cannot be reconciled with the voting results cited above.

The Company is attempting to have the proposal omitted on a technicality, based on its references to external statutes. A reference to an external statute, however, should not create a per se category of exclusion. Rule 14a-8(i)(3) necessarily contemplates a case-by-case analysis to determine whether the text of the proposal is vague or misleading. These statutory references are provided as *additional* information to guide shareholders. A decision in the Company's favor would place form over substance, ignoring the actual reception this Proposal has received from shareholders.

We believe the Company's no-action request should be denied.

Sincerely,

Adam Kanzer

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
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